

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Richard W. Heo
Chief Executive Officer
Gulf Island Fabrication, Inc.
16225 Park Ten Place, Suite 300
Houston, TX 77084

> **Re: Gulf Island Fabrication, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 20, 2020**
> **File No. 333-249560**

Dear Mr. Heo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alexandra Clark Layfield